UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          R.R. DONNELLEY & SONS COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    257867101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                            with a copy to:
Alexander J. Roepers                        Allen B. Levithan
Atlantic Investment Management, Inc.        LOWENSTEIN SANDLER PC
666 Fifth Avenue                            65 Livingston Avenue
New York, New York  10103                   Roseland, New Jersey  07068
(212) 484-5050                              (973) 597-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO.    257867101
--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                  Atlantic Investment Management, Inc.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)              (b)

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   AF, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                       7)  Sole Voting Power:         10,811,400*
                                     -------------------------------------------
     Shares Beneficially             8)  Shared Voting Power:                0
                                     -------------------------------------------
     Owned by
     Each Reporting                  9)  Sole Dispositive Power:    10,811,400*
                                     -------------------------------------------
     Person With:                   10)  Shared Dispositive Power:           0
                                     -------------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    10,811,400*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.0%*
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IA

--------------------------------------------------------------------------------
* Includes: (i) 3,417,100 shares (1.6%) of the Issuer's Common Stock, par value $1.25 per share ("Shares"), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company, (ii) 4,906,640 Shares (2.3%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company, (iii) 2,476,260 Shares (1.1%) held in several Managed Accounts (the
"Managed Accounts"), and (iv) 6,500 Shares (0.002%) beneficially owned by Atlantic Investment Management, Inc.'s 401k/Profit Sharing Plan. In addition, the sole shareholder of Atlantic Investment Management, Inc. (the "Reporting Person"), Mr. Alexander J. Roepers, may be deemed to beneficially own 4,900 Shares (0.002%). The Reporting Person, serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $1.25 per share (the "Shares"), of R.R. Donnelley & Sons Company (the "Issuer"). The Issuer has principal executive offices located at 111 South Wacker Drive, Chicago, Illinois 60606.


Item 2.   Identity and Background.
          -----------------------

          (a) This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the "Reporting Person"), with respect to 10,811,400 Shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to: (i) AJR International Master Fund, Ltd., a British Virgin Islands company ("AJR"); (ii) Cambrian Master Fund, Ltd., a British Virgin Islands company ("Cambrian Fund"); (iii) several managed accounts (the "Managed Accounts"); (iv) the Reporting Person's 401k/Profit Sharing Plan (the "Plan"); and (v) Alexander J. Roepers, the president and sole shareholder of the Reporting Person.

          (b) The business address of the Reporting Person and Mr. Roepers is 666 Fifth Avenue, New York, New York 10103.

          (c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Cambrian Fund, the Managed Accounts, the Plan and Mr. Roepers. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

          (d) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Roepers is a citizen of The Netherlands.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Shares purchased by the Reporting Person on behalf of AJR, Cambrian Fund, the Managed Accounts and the Plan were purchased with the investment capital of such entities and accounts. The Shares that may be deemed to be beneficially owned by Mr. Roepers individually were purchased with the personal funds of Mr. Roepers or members of Mr. Roepers' immediate family. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was $30,810,998.


Item 4.   Purpose of Transaction.
          ----------------------

          The Reporting Person acquired, on behalf of AJR, Cambrian Fund, the Managed Accounts, the Plan and Mr. Roepers (including immediate family members of Mr. Roepers), and continues to hold, the Shares reported in this Schedule 13D for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person's clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          The Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Cambrian Fund, the Managed Accounts, the Plan and Mr. Roepers (including immediate family members of Mr. Roepers) in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

          The Reporting Person will continue its active discussions with the Issuer's management with respect to (i) actions which might be taken by the management of the Issuer to maximize shareholder value of the Issuer and (ii) improving the Issuer's investor relations. Attached are letters dated January 27, 2006 and December 8, 2005 to the Chief Executive Officer of the Issuer, outlining the Reporting Person's proposal for a substantial share repurchase plan. In addition, the Reporting Person may hold discussions with other parties who might engage in shareholder value enhancing activities for the benefit of all of the Issuer's shareholders. There can be no assurance that the Reporting Person will take any of the actions described in the previous sentence.

          Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2005, there were issued and outstanding 215,500,000 Shares as of October 31, 2005.

          (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, the Managed Accounts and the Plan pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. In addition, the Reporting Person has sole dispositive and voting power over the 4,900 Shares that may be deemed to be beneficially owned by Mr. Roepers. Accordingly, the Reporting Person is deemed the beneficial owner of 10,811,400 Shares, or 5.0% of the outstanding Shares.

          (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, the Managed Accounts and the Plan, in

Shares, as well as transactions in Shares that may be deemed to be beneficially owned by Mr. Roepers, during the past sixty (60) days:


  Date                Quantity             Price            Type of Transaction
  ----                --------             -----            -------------------

11/30/05              100,000             $34.1665          Open Market Purchase
12/28/05               40,000             $34.4226          Open Market Purchase
12/29/05               80,000             $34.5996          Open Market Purchase
12/30/05               90,000             $34.2100          Open Market Purchase
01/04/06               20,000             $33.8963          Open Market Purchase
01/26/06              300,000             $32.3131          Open Market Purchase
01/27/06              300,000             $32.6624          Open Market Purchase


          Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers' immediate family members) has traded Shares during the past sixty (60) days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

         Not Applicable


Item 7. Material to be filed as exhibits.
        --------------------------------

         See Exhibit A attached hereto.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                          January 27, 2006


                                          ATLANTIC INVESTMENT MANAGEMENT, INC.


                                          By: /s/ Alexander J. Roepers
                                             -----------------------------------
                                              Alexander J. Roepers, President


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    Exhibit A
                                    ---------

                      Atlantic Investment Management, Inc.



By Fax and FedEx


January 27, 2006

Mr. Mark A. Angelson
Chief Executive Officer
R.R. Donnelley & Sons Company
111 South Wacker Drive
Chicago, Illinois 60606

Dear Mark:

I am writing you to reiterate our December 8, 2005 proposal (see attached letter) to R.R. Donnelley & Sons (RRD) for a $1 billion share repurchase, with the intent to complete the repurchase promptly through open market and negotiated transactions. For $1 million to $3 million of after-tax cash costs, you can add 10% to RRD's earnings per share over and above RRD's currently projected earnings growth (see attachment).

In the response to our proposal, you agreed with our suggestion that management should be seen as proactive in enhancing shareholder value along all possible avenues.

Over the past seven weeks, despite further weakness in RRD shares, there has been no publicly-announced action on this highly compelling and timely proposal. While we share a keen interest in enhancing value for all RRD shareholders, we appear to have a different sense of urgency as it relates to acting on the opportunity created by the combination of RRD's weak share price, low borrowing cost, generous dividend yield and solid balance sheet.

Your and your team's hard work over the past two years to integrate RRD and Moore Wallace, improve earnings and redirect the business portfolio to higher margin and growth areas is impressive, and we remain highly supportive of these efforts.

Now is the time to leverage the fruits of all this hard and smart labor over 186 million shares outstanding, instead of the current 217 million shares, achieving much enhanced value for all RRD shareholders.

Sincerely,



Alexander J. Roepers
President

                      Atlantic Investment Management, Inc.

                                     1/27/06


                  RRD - $1B Share Repurchase Accretion Analysis
                                                   On 2006 Estimated Results
                                                   -------------------------

    EPS Impact
    ----------

    Number of Shares Repurchased                                     31.3
    Price/Shr                                                       $32.00
    Total Cost                                                     $1,000.0
    5.3% Interest on Cost of Funds                                   $53.0

    Estimated 2006 Net Income                                       $594.6
    Less After Tax (36.3% Rate) Cost of Added Interest Exp           $33.8
                                                                     -----
    Pro Forma Net Income                                            $560.8

    2006 Shares Out                                                  217.5
    Less Acquired                                                    31.3
                                                                     ----
    Pro Forma Shrs Out                                               186.3

    Pro Forma EPS                                                    $3.01
    ----------------------------------------------------------------------------
    Accretion Over Assumed 2006 EPS of $2.73                         $0.28
    ----------------------------------------------------------------------------
    % Accretion                                                      10.3%
                                                           =====================

    After Tax Cash Cost
    -------------------

    After Tax Incremental Interest Expense                           $33.8
    Less Dividends Saved on Repurchased Shares                       $32.5
                                                                     -----
    ----------------------------------------------------------------------------
    Total After Tax Cost                                             $1.3
    ----------------------------------------------------------------------------



                  RRD - $1B Share Repurchase Accretion Analysis
                                                   On 2007 Estimated Results
                                                   -------------------------

    EPS Impact
    ----------

    Number of Shares Repurchased                                     31.3
    Price/Shr                                                       $32.00
    Total Cost                                                     $1,000.0
    5.3% Interest on Cost of Funds                                   $53.0

    Estimated 2007 Net Income                                       $662.2
    Less After Tax (36.3% Rate) Cost of Added Interest Exp           $33.8
                                                                     -----
    Pro Forma Net Income                                            $628.4

    2007 Shares Out                                                  218.0
    Less Acquired                                                    31.3
                                                                     ----
    Pro Forma Shrs Out                                               186.8

    Pro Forma EPS                                                    $3.37
    ----------------------------------------------------------------------------
    Accretion Over Assumed 2007 EPS of $3.04                         $0.33
    ----------------------------------------------------------------------------
    % Accretion                                                      10.7%
                                                           =====================

    After Tax Cash Cost

    After Tax Incremental Interest Expense                           $33.8
    Less Dividends Saved on Repurchased Shares                       $32.5
                                                                     -----
    ----------------------------------------------------------------------------
    Total After Tax Cost                                             $1.3
    ----------------------------------------------------------------------------

                      Atlantic Investment Management, Inc.



By Fax and FedEx


December 8, 2005

Mr. Mark A. Angelson
Chief Executive Officer
R.R. Donnelley & Sons Company
111 South Wacker Drive
Chicago, Illinois 60606

Dear Mark:

As one of R.R. Donnelley & Sons' (RRD) largest shareholders with almost 10 million shares (representing a 4.6% ownership stake), we share with you and the Board of Directors a keen interest in ensuring that RRD achieves sustainable growth of shareholder value for all RRD shareholders.

Pursuant to my meeting of today with RRD's Chief Financial Officer Glenn Richter as well as our recent conversations, I am writing you to underscore our contention that a unique and opportune time has arrived to consider a large share repurchase. We see the combination of a weak share price, low interest rates, a relatively high dividend yield and an already well-balanced portfolio of businesses (arguably reducing the immediate need for another large acquisition) as contributing to the timeliness of a large share repurchase.

We therefore strongly urge you and the Board of Directors to authorize a $1 billion share repurchase, with the intent to complete the repurchase promptly through open market and negotiated transactions.

The proposed $1 billion share repurchase would add more than 9% to RRD's earnings per share growth in the coming year with negligible after-tax cash cost. Please see the attached for details. In addition to increasing earnings per share, this action is likely to result in a higher P/E multiple for RRD shares as management will be seen as more proactive in enhancing shareholder value along all possible avenues. Importantly, RRD would maintain a solid balance sheet with ample flexibility to pursue its capital spending and acquisition plans.

I appreciate your and the Board of Directors' time and attention to this matter.

Sincerely,



Alexander J. Roepers
President

                      Atlantic Investment Management, Inc.

                                     12/8/05


                  RRD - $1B Share Repurchase Accretion Analysis
                                                   On 2006 Estimated Results
                                                   -------------------------

    EPS Impact
    ----------

    Number of Shares Repurchased                                     29.4
    Price/Shr                                                       $34.00
    Total Cost                                                     $1,000.0
    5.3% Interest on Cost of Funds                                   $53.0

    Estimated 2006 Net Income                                       $594.6
    Less After Tax (36.3% Rate) Cost of Added Interest Exp           $33.8
                                                                     -----
    Pro Forma Net Income                                            $560.8

    2006 Shares Out                                                  217.5
    Less Acquired                                                    29.4
                                                                     ----
    Pro Forma Shrs Out                                               188.1

    Pro Forma EPS                                                    $2.98
    ----------------------------------------------------------------------------
    Accretion Over Assumed 2006 EPS of $2.73                         $0.25
    ----------------------------------------------------------------------------
    % Accretion                                                      9.2%
                                                           =====================

    After Tax Cash Cost
    -------------------

    After Tax Incremental Interest Expense                           $33.8
    Less Dividends Saved on Repurchased Shares                       $30.6
                                                                     -----
    ----------------------------------------------------------------------------
    Total After Tax Cost                                             $3.2
    ----------------------------------------------------------------------------



                  RRD - $1B Share Repurchase Accretion Analysis
                                                   On 2007 Estimated Results
                                                   -------------------------

    EPS Impact
    ----------

    Number of Shares Repurchased                                     29.4
    Price/Shr                                                       $34.00
    Total Cost                                                     $1,000.0
    5.3% Interest on Cost of Funds                                   $53.0

    Estimated 2007 Net Income                                       $662.2
    Less After Tax (36.3% Rate) Cost of Added Interest Exp           $33.8
                                                                     -----
    Pro Forma Net Income                                            $628.4

    2007 Shares Out                                                  218.0
    Less Acquired                                                    29.4
                                                                     ----
    Pro Forma Shrs Out                                               188.6

    Pro Forma EPS                                                    $3.33
    ----------------------------------------------------------------------------
    Accretion Over Assumed 2007 EPS of $3.04                         $0.29
    ----------------------------------------------------------------------------
    % Accretion                                                      9.6%
                                                           =====================

    After Tax Cash Cost
    -------------------

    After Tax Incremental Interest Expense                           $33.8
    Less Dividends Saved on Repurchased Shares                       $30.6
                                                                     -----
    ----------------------------------------------------------------------------
    Total After Tax Cost                                             $3.2
    ----------------------------------------------------------------------------